FERROGLOBE PLC
VOTING RESULTS OF ANNUAL GENERAL MEETING
HELD ON JUNE 27, 2018
Ferroglobe PLC announces the results of its Annual General Meeting held on Wednesday June 27, 2018. All resolutions were voted on by way of a poll and were passed.
The total number of votes received on each resolution is as follows:

	Resolution	For	% of votes cast	Against	% of votes cast	Votes cast as % of Issued Share Capital	Withheld
1.	To receive the directors' and auditor's reports and the accounts of the Company for the financial year ended 31 December 2017.	145,267,633	99.88	107,982	0.07	84.58	77,061
2.	To receive and approve the directors' remuneration report (excluding that part containing the directors' remuneration policy) for the year ended 31 December 2017.	144,996,322	99.68	445,432	0.31	84.58	10,922
3.	To elect Pedro Larrea Paguaga as a director.	143,543,502	98.68	1,901,737	1.31	84.58	7,437
4.	To elect Pierre Vareille as a director.	140,800,594	96.80	4,644,044	3.19	84.58	8,038
5.	To elect Jose Maria Alapont as a director.	145,096,851	99.75	348,088	0.24	84.58	7,737

	Resolution	For	% of votes cast	Against	% of votes cast	Votes cast as % of Issued Share Capital	Withheld
6.	To re-elect Javier Lopez Madrid as a director.	123,761,042	85.09	21,147,307	14.54	84.58	544,327
7.	To re-elect Donald G Barger as a director.	143,671,220	98.77	1,773,719	1.22	84.58	7,737
8.	To re-elect Bruce L. Crockett as a director.	144,643,683	99.44	801,256	0.55	84.58	7,737
9.	To re-elect Stuart E. Eizenstat as a director.	143,882,398	98.92	1,556,728	1.07	84.58	13,550
10.	To re-elect Manuel Garrido y Ruano as a director.	143,174,139	98.43	2,270,800	1.56	84.58	7,737
11.	To re-elect Greger Hamilton as a director.	144,644,198	99.44	800,139	0.55	84.58	8,339
12.	To re-elect Javier Monzon as a director.	143,843,109	98.89	1,601,830	1.10	84.58	7,737
13.	To re-elect Juan Villar Mir de Fuentes as a director.	143,414,680	98.59	2,030,158	1.40	84.58	7,838
14.	To appoint Deloitte LLP as auditor of the Company to hold office from the conclusion of the Annual General Meeting until the conclusion of the next general meeting at which accounts are laid before the Company.	145,233,636	99.84	211,128	0.15	84.58	7,912
15.	To authorise the Audit Committee of the Board to determine the auditor's remuneration.	145,200,492	99.82	244,617	0.17	84.58	7,567